Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010
“The Investment Case for Gold and Ways to Access the Gold Market” Morgan Stanley Smith Barney The Institute Natalie Dempster World Gold Council October 2009

Disclaimer [2]
The information and opinions contained in this presentation have been obtained from sources believed to be reliable, but no representation or warranty, express or implied, is made that such information is accurate or complete and it should not be relied upon as such. This presentation does not purport to make any recommendation or provide investment advice to the effect that any gold related transaction is appropriate for all investment objectives, financial situations or particular needs. Prior to making any investment decisions investors should seek advice from their advisers on whether any part of this presentation is appropriate to their specific circumstances. This presentation is not, and should not be construed as, an offer or solicitation to buy or sell gold or any gold related products. Expressions of opinion are those of the World Gold Council only and are subject to change without notice. ^

Presentation outline • Beyond gold as a safe haven • Gold as a Strategic Asset • Tactical Considerations • Accessing the Gold Market • Questions

Investment Case: Portfolio Diversification

4

CORRELATIONS (5 years ending 26 December 2008, weekly returns)

	Gold	Oil	GSCI	CRB Index	DJ AIG Commodity Index	MSCI World excl. US	DJ Industrial Average	S&P 500	Wilshire 5000	LB Global Treasuries Index	LB High Yield Bond Index	LB US Credit Index	Dow Jones / Wilshire REITS Index	3-Month T-Bill Yields
Gold	1.00													
Oil	0.38	1.00												
GSCI	0.44	0.82	1.00											
CRB Index	0.34	0.47	0.57	1.00										
DJ AIG Commodity Index	0.53	0.70	0.91	0.69	1.00									
MSCI World excl. US	0.20	0.36	0.44	0.57	0.51	1.00								
DJ Industrial Average	-0.10	0.09	0.17	0.35	0.23	0.80	1.00							
S&P 500	-0.05	0.15	0.23	0.38	0.28	0.84	0.97	1.00						
Wilshire 5000	-0.02	0.16	0.25	0.39	0.30	0.85	0.96	1.00	1.00					
LB Global Treasuries Index	0.41	0.18	0.15	0.13	0.21	0.19	-0.13	-0.09	-0.08	1.00				
LB High Yield Bond Index	0.09	0.10	0.06	0.19	0.08	0.01	-0.04	-0.02	-0.02	0.03	1.00			
LB US Credit Index	-0.05	0.03	0.02	0.20	0.05	0.16	0.08	0.09	0.09	0.24	0.37	1.00		
Dow Jones/Wilshire REITS Index	-0.01	0.10	0.02	-0.05	-0.01	-0.04	0.01	-0.01	-0.01	0.06	0.13	0.17	1.00	
3-Month T-Bill Yields	-0.26	0.04	0.08	0.23	0.10	0.28	0.21	0.26	0.26	-0.07	0.14	0.03	-0.07	1.00

Data: Global Insight Lehman Bros, WGC

Key to color coding:

Violet text denotes that correlation coefficient is negative (5% level of significance).

Red text denotes that correlation coefficient is not significantly different from zero.

If you would like more information about this table, please email research@gold.org.

Whilst every effort has been made to ensure the accuracy of all information used in this document, the WGC cannot guarantee such accuracy; nor does the WGC accept responsibility for any losses or damages arising directly, or indirectly, from the use of this document. This report is intended for information purposes only, and is not and should not be construed as a solicitation to buy or sell gold or any gold-related products.

gold

The Structure of the Gold Market Demand flow 5-year average Supply flows 5-year average (2004-2008) (2004-2008) Source: GFMS, WGC

Factors Affecting the Gold Market

Volatility — lower than you may think Gold and S£P 500 j ___22-day average daily vol (annulized, %)

Gold Performs Well in a High Inflation Environment Performance of Equities, Commodities, Bonds and Gold in High Inflation (US CPI > 5%) years (% annual return, Dec/Dec)
140 1% ,|2Q ............ • .... Average.Return over 100 » ......... I .... S&P50G-0,5% gQ ___........... I .... MSCI World..-0*5% 60 — ...........
(40) - (80) -••••- — ^ • 1973 1974 1975 1977 1978 1979 1980 1981 1990 • S&P500 • MSCi • GSCi • Ibbotson US LT Total Returns • Gold Source: WGC Bloomberg Jbbotson

And is also an Effective Dollar Hedge
Gold (US$/oz) and Trade-weighted dollar (Index, Inverted innn . .............................. Scale)

Tactical Considerations
Gold Price, London pm fix, $US/oz

Mine production continues to fall
Mine production (tonnes)

Dearth of major new discoveries Number of new discoveries and resources in new discoveries (million 100 ounces)

The cost of finding and mining gold Total Cost of Replacing and Producing an Oz of Gold, 1999-2008, (US$/oz)

Recycled gold supply eases Gold supply — recycled gold (tonnes)

The official sector turns net buyer of gold • Central banks have been net sellers of gold for decades. • Recent sales have been conducted under CGBA2, which limited sales to 500 tonnes per annum. Signatories undersold substantially. • CBGA3 covers from 27 September 2009 to 26 September 2014 and limits sales to 2,000 tonnes. There are 19 signatories, who hold a combined 11,960 tonnes or 40% of the world’s official sector gold holdings. • Large purchases by China and Russia mean the official sector turned net buyer of gold in Q2 09. •

Asia and gold reserves
•Asia holds only c. 2.4% of its total reserves in gold. •China has expressed concern over the outlook for the US dollar. •The region is becoming a more important gold producer. •China leads the way, increasing its gold reserves to 1,054 tonnes,
•Were Asia to increase its gold reserves by 1 percentage point, it would need to buy c. 850 tonnes of gold, offsetting more than 2 years of CGBA3 sales.

Jewelry demand has fallen sharply Jewellery demand in tonnes and $USbn

Industrial demand Industrial demand by category (tonnes)

The outlook for jewelry and industrial demand • Economic conditions in key jewelry buying markets improving. • Lower price volatility. • We are moving into a seasonally strong period for jewelry demand: Indian wedding season (October — Jan), Diwali (November) and Christmas. • But the high gold price is still reducing afford ability for some consumers. • Electronics demand recovering. Sector is less price sensitive. •

Offset by the strength of investment demand Identifiable investment (tonnes)

Global allocations to gold remain small •Total above ground stocks of gold in private hands = 27,300 tonnes at end-2008. •Gold holdings as a % of total global assets =1.3% at end-2008. Global assets, end-2008 (est total $60.5 trillion USD) * Includes Hedge Funds, Private Equity, Real Estate, and Commodities Source: Barclay’s capital. HFR, Bloomberg, JPMorgan

Summarize tactical case for gold • Falling mine production and easing scrap supply • The official sector: from large net sellers to small net buyers. • Jewelry and industrial downturn likely bottomed out. • Investment demand to remain strong, underpinned by demand for gold as an inflation and dollar hedge. •

Accessing the Gold Market •Coins — bullion versus numismatic •Coins typically range in size (from 1/20 to 1 oz) and karatage. •Retail bars range in size from 1 gram to 1 kilo and are usually 995 to 999.9 parts gold. •Available from retail dealers across the US.

Accessing the Gold Market •Gold Accounts — available from bullion banks •Allocated gold — specific bars, identified by number, hallmark and weight. •Unallocated — investors own share in a pool of gold. Gold can be lent out. •Bullion banks also offer a range of structured products in the OTC market, but typically a high entry level. •Gold Futures and Options — COMEX offers 100 oz gold contracts and 50 oz (miniFutures).

The Advent of Gold ETFs

SPDR GOLD SHARE

What are GLD shares? « Each share represents an undivided beneficial interest in a Trust • Sole asset of the Trust is gold « Shares are designed to track the price of gold, less Trust expenses • All but a tiny fraction held in allocated account • London Good Delivery 400-oz bars held in HSBC’s London vault

The Role of Authorized Participants « Trust does not deal directly with individual investors • Investors buy and sell on the NYSE ARCA Platform « Authorized Participants (APs) are approved broker/dealers « APs have gold accounts with HSBC in London « APs handle creations and redemptions directly with the Trust » Continuous creation and redemption minimizes tracking error

What are the Expenses? « Annual expenses capped at 40 basis points per year of the daily average net asset value of the Trust. • Trust accrues expenses daily, so that all investors pay a fair share « Trust meets expenses by selling a tiny quantity of gold each month « Over time, the quantity of gold backing each share will diminish

Retirement Plans m GLD shares are eligible for inclusion in retirement plans* « Bullion investments are exempt from the “collectibles” category in retirement accounts provided two conditions are met: » minimum purity of 995 parts per thousand » gold must be held by qualified retirement plan trustee • Private letter ruling from IRS confirms suitability of custodial arrangements *For more information on the taxation of GLD, investors should refer to the prospectus and their advisors.

A thought for those who remain unconvinced “If you don’t trust gold, do you trust the logic of taking a pine tree worth $5,000, turning it into pulp and then paper, putting some ink on it and calling it one billion dollars?” — Kenneth J. Gerbino

Investing in Gold
www.gold.org www.investingold.org www.pensions.goid.org

Questions

Important Disclosure For Investment Professionals Only. Not for use with the public. Shares of GLD trade like stocks, are subject to investment risk and will fluctuate in market value. Statement Regarding Forward-looking Statements This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets from the Trust; unanticipated operational or trading problems; the lack of protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936; the lack of a market

Important Disclosure for the Shares; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust’s gold; the lack of adequate sources of recovery if the Trust’s gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of sub-custodians to exercise due care in the safekeeping of the Trust’s gold; the limited ability of the Trustee and the Custodian to take legal action against sub-custodians; the insolvency of the Custodian; the Trust’s obligation to reimburse the Purchaser and the Marketing Agent for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectations or predictions. The value of the SPDR® Gold Shares relates directly to the value of the gold held by the SPDR® Gold Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.

Important Disclosure Investors should be aware that the historical performance of gold as an asset class is not necessarily indicative of its future performance, and there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future, that gold will be an effective hedge against inflation or dollar depreciations, that the price of gold will be less volatile than the prices of other asset classes, or that gold will be an effective tool for diversifying investment portfolios. In the event that the price of gold declines, the SPDR® Gold Trust expects the value of an investment in the Shares to decline proportionately. Shareholders of the SPDR® Gold Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The SPDR® Gold Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the World Gold Trust Services, LLC nor the Trustee of the SPDR® Gold Trust is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools. The SPDR® Gold Trust has filed a registration statement (including a prospectus) with the SEC with respect to the SPDR® Gold Shares to which this communication relates. Before you invest in SPDR® Gold Shares, you should read the prospectus in that registration statement and other documents the SPDR® Gold Trust has filed with the SEC for more complete information abut the SPDR® Gold Shares. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the SPDR® Gold Trust or any Authorized Participant in respect of the SPDR® Gold Shares will arrange to send you the prospectus if you request by calling toll free at 1-866-320-4053 or by contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.

Important Disclosure The prospectus contains information about the SPDR® Gold Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares. The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. (“McGraw-Hill”) and the SPDR® Gold Trust is permitted to use the “SPDR” trademark pursuant to a sublicense from the Marketing Agent. No financial product offered by SPDR® Gold Trust or its affiliates is sponsored, endorsed, sold or promoted by McGraw-Hill. McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MCGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. Marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors. Not FDIC Insured — No Bank Guarantee — May Lose Value © 2009 State Street Corporation. All rights

First issued: October 16, 2009. This Free Writing Prospectus is being filed in reliance on Rule 164(b).
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR®Gold Shares, 30th Floor, Boston, MA 02111.